The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated June 9, 2005

Filed Pursuant to Rule 424(b)(5)

Registration Nos. 333-94697 and 333-53860

P R O S P E C T U S    S U P P L E M E N T

(To prospectus dated January 17, 2001)

$300,000,000

Marriott International, Inc.

% Series F Notes due 2012

We will pay interest on the notes on                      and                      of each year, beginning                     , 2005. The notes will mature on June     , 2012. We may redeem some or all of the notes prior to maturity at the redemption prices described in this prospectus supplement.

The notes will be unsecured obligations and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in minimum denominations of $1,000.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Note	Total
Public offering price (1)%		$

Underwriting discount	%	$

Proceeds, before expenses, to Marriott International	%	$
(1)	Plus accrued interest from June , 2005, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June     , 2005.

Merrill Lynch & Co.

Banc of America Securities LLC

Barclays Capital

Citigroup

RBS Greenwich Capital

Scotia Capital

BNP PARIBAS

Credit Suisse First Boston

Lehman Brothers

Wachovia Securities

The Williams Capital Group, L.P.

The date of this prospectus supplement is June     , 2005.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus supplement and the accompanying prospectus, unless the context requires otherwise, “we,” “us,” or “Marriott” means Marriott International, Inc. and its predecessors and consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include information about our possible or assumed future results of operations in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Business and Overview” and “Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the year ended December 31, 2004, and other statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those expressed in these forward-looking statements, including the risks and uncertainties described on pages S-7 through S-11 of this prospectus supplement and pages 6 through 9 of the accompanying prospectus and other factors described from time to time in our various public filings which we incorporate by reference in this prospectus supplement and in the accompanying prospectus. We therefore caution you not to rely unduly on any forward-looking statements. The forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference speak only as of the date of the document in which the forward-looking statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE COMPANY

Marriott International, Inc. is one of the world’s leading lodging companies. We are a worldwide operator and franchisor of hotels and related lodging facilities. We group our operations into five business segments, Full-Service Lodging, Select-Service Lodging, Extended-Stay Lodging, Timeshare and Synthetic Fuel, which represented 66%, 11%, 5%, 15% and 3%, respectively, of our total sales in the year ended December 31, 2004.

In our Lodging business, which includes our Full-Service, Select-Service, Extended-Stay and Timeshare segments, we develop, operate and franchise hotels and corporate housing properties under 13 separate brand names, and we develop, operate and market Marriott timeshare properties under four separate brand names. Our synthetic fuel operation consists of our interest in four coal-based synthetic fuel production facilities whose operations qualify for tax credits based on Section 29 of the Internal Revenue Code.

Lodging.

We operate or franchise 2,648 lodging properties worldwide, with 484,904 rooms as of March 25, 2005. In addition, we provide 1,978 furnished corporate housing rental units. We believe that our portfolio of lodging brands is the broadest of any company in the world and that we are the leader in the quality tier of the vacation timesharing business. Consistent with our focus on management and franchising, we own very few of our lodging properties. Our lodging brands include:

Full-Service Lodging

•	Marriott Hotels & Resorts

•	Marriott Conference Centers

•	JW Marriott Hotels & Resorts

•	The Ritz-Carlton

•	Renaissance Hotels & Resorts

•	Bulgari Hotels & Resorts

Select-Service Lodging

•	Courtyard

•	Fairfield Inn

•	SpringHill Suites

Extended-Stay Lodging

•	Residence Inn

•	TownePlace Suites

•	Marriott ExecuStay

•	Marriott Executive Apartments

Timeshare

•	Marriott Vacation Club International

•	The Ritz-Carlton Club

•	Marriott Grand Residence Club

•	Horizons by Marriott Vacation Club International

RECENT DEVELOPMENTS

On June 3, 2005 we entered into a multicurrency revolving credit agreement which provides for borrowings of up to $2 billion, expires on June 6, 2010, and supports our commercial paper program and letters of credit. The agreement became effective on June 6, 2005, at which time we cancelled two existing multicurrency credit agreements in the same aggregate amount which would otherwise have expired in 2006. As with the facilities it replaced, borrowings under this new facility bear interest at LIBOR plus a spread based on our public debt rating. With the exception of the 2010 expiration date, the material terms of the new credit agreement are the same as those of the replaced agreements.

On May 5, 2005 we and Whitbread PLC announced the formation of a 50/50 joint venture to acquire Whitbread’s portfolio of 46 hotels (8,102 rooms) in the United Kingdom. As part of the joint venture agreement, we have taken over management of the hotels and the joint venture intends to sell them over the next two years to new owners subject to long-term Marriott management agreements.

On April 27, 2005, we, Sunstone Hotel Investors, Inc. and Walton Street Capital, L.L.C announced the signing of purchase and sale agreements that will result in our separately acquiring 32 hotels and certain joint venture interests from CTF Holdings Ltd. We or our subsidiaries operate 29 of the hotels under the Renaissance Hotels & Resorts brand and three of the hotels under the Courtyard by Marriott brand. As part of this transaction, we signed a purchase and sale agreement with CTF Holdings Ltd. where we agreed to purchase all the properties from CTF for an aggregate price of $1.452 billion. That agreement permits us to designate substitute purchasers at closing. Sunstone Hotel Investors and Walton Street Capital signed separate agreements with us to be substitute purchasers and acquire 13 hotels and certain joint venture interests from CTF for approximately $1 billion at the transaction’s closing. Sunstone will purchase five hotels and one joint venture interest for $419 million. Walton Street will purchase eight hotels for $578 million. We will purchase the remaining 19 hotels and one joint venture interest for approximately $455 million. In addition, Walton Street agreed to purchase our minority interest in one CTF hotel for approximately $12 million. We expect that closing on these transactions will take place later in June 2005. As part of the transaction, we and CTF have agreed to dismiss at closing all litigation currently pending between us, including litigation and arbitration involving CTF and its affiliates.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in millions, except per share data and ratios)

The following table presents certain summary financial data for the first fiscal quarter of 2005 and 2004 and for the five most recent fiscal years, which is from our consolidated financial statements. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 25, 2005.

	First Fiscal Quarter (2)		Fiscal Year (3)
	2005	2004	2004	2003	2002	2001	2000
Income Statement Data:
Revenues (1)	$2,534	$2,252	$10,099	$9,014	$8,415	$7,768	$7,911

Operating income (1)	$158	$151	$477	$377	$321	$420	$762

Income from continuing operations	145	114	$594	$476	$439	$269	$490
Discontinued operations	—	—	2	26	(162)	(33)	(11)

Net income	$145	$114	$596	$502	$277	$236	$479

Per Share Data:
Diluted earnings per share from continuing operations	$.61	$.47	$2.47	$1.94	$1.74	$1.05	$1.93
Diluted earnings (loss) per share from discontinued operations	—	—	.01	.11	(.64)	(.13)	(.04)

Diluted earnings per share	$.61	$.47	$2.48	$2.05	$1.10	$.92	$1.89

Cash dividends declared per share	$.085	$.075	$.330	$.295	$.275	$.255	$.235

Balance Sheet Data (at end of period):
Total assets	$8,429	$8,272	$8,668	$8,177	$8,296	$9,107	$8,237
Long-term debt (1)	835	1,669	836	1,391	1,553	2,708	1,908
Shareholders’ equity	3,932	3,674	4,081	3,838	3,573	3,478	3,267
Other Data:
Base management fees (1)	111	99	435	388	379	372	383
Incentive management fees (1)	50	33	142	109	162	202	316
Franchise fees (1)	70	61	296	245	232	220	208
Ratio of earnings to fixed charges (4)	4.4x	4.5x	4.7x	3.6x	3.2x	2.4x	4.0x

(1)	Balances reflect our Senior Living Services and Distribution Services businesses as discontinued operations.

(2)	All fiscal quarters included 12 weeks. The first fiscal quarter 2005 ended on March 25, 2005, and the first fiscal quarter 2004 ended on March 26, 2004.

(3)	All fiscal years included 52 weeks, except for 2002, which included 53 weeks.

(4)	See “Ratio of Earnings to Fixed Charges” for an explanation of the calculation of these ratios.

RISK FACTORS

Before you invest in the notes offered by this prospectus supplement, you should be aware of various risks, including those described below. You should carefully consider these risk factors together with all other information included in this prospectus supplement and the accompanying prospectus before you decide to invest in our securities.

The lodging industry is highly competitive, which may impact our ability to compete successfully with other hotel and timeshare properties for customers.

We generally operate in markets that contain numerous competitors. Each of our hotel and timeshare brands competes with major hotel chains in national and international venues and with independent companies in regional markets. Our ability to remain competitive and to attract and retain business and leisure travelers depends on our success in distinguishing the quality, value and efficiency of our lodging products and services from those offered by others. If we are unable to compete successfully in these areas, this could limit our operating margins, diminish our market share and reduce our earnings.

We are subject to the range of operating risks common to the hotel, timeshare and corporate apartment industries.

The profitability of the hotels, vacation timeshare resorts and corporate apartments that we operate or franchise may be adversely affected by a number of factors, including:

•	the availability of and demand for hotel rooms, timeshares and apartments;

•	international, national and regional economic conditions;

•	the desirability of particular locations and changes in travel patterns;

•	taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures and costs;

•	the availability of capital to allow us and potential hotel owners and joint venture partners to fund investments;

•	regional and national development of competing properties; and

•	increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, and other expenses central to the conduct of our business.

Any one or more of these factors could limit or reduce the demand, and therefore the prices we are able to obtain, for hotel rooms, timeshare units and corporate apartments or could increase our costs and therefore reduce the profits of our businesses. In addition, reduced demand for hotels could also give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels that we manage.

The uncertain pace of the lodging industry’s recovery will continue to impact our financial results and growth.

Both Marriott and the lodging industry were hurt by several events occurring over the last few years, including the global economic downturn, the terrorist attacks on New York and Washington in September 2001, the global outbreak of Severe Acute Respiratory Syndrome (SARS) and military action in Iraq. Business and leisure travel decreased and remained depressed as some potential travelers reduced or avoided discretionary travel in light of increased delays and safety concerns and economic declines stemming from an erosion in consumer confidence. Weaker hotel performance reduced management and franchise fees and gave rise to fundings or losses under loans, guarantees and minority investments that we have made in connection with some hotels that we manage, which, in turn, has had a material adverse impact on our financial performance. Although both the lodging and travel industries are recovering, the pace, duration and full extent of that recovery remain unclear. Accordingly, our financial results and growth could be harmed if that recovery stalls or is reversed.

Our lodging operations are subject to international, national and regional conditions.

Because we conduct our business on a national and international platform, our activities are susceptible to changes in the performance of regional and global economies. In recent years, our business has been hurt by decreases in travel resulting from recent economic conditions, the military action in Iraq and the heightened travel security measures that have resulted from the threat of further terrorism. Our future economic performance is similarly subject to the uncertain magnitude and duration of the economic recovery in the United States, the prospects of improving economic performance in other regions, the unknown pace of any business travel recovery that results and the occurrence of any future incidents in the countries in which we operate.

Our growth strategy depends upon third-party owners/operators, and future arrangements with these third parties may be less favorable.

Our present growth strategy for development of additional lodging facilities entails entering into and maintaining various arrangements with property owners. The terms of our management agreements, franchise agreements and leases for each of our lodging facilities are influenced by contract terms offered by our competitors, among other things. We cannot assure you that any of our current arrangements will continue. Moreover, we may not be able to enter into future collaborations, or to renew or enter into agreements in the future, on terms that are as favorable to us as those under existing collaborations and agreements.

We may have disputes with the owners of the hotels that we manage or franchise.

Consistent with our focus on management and franchising, we own very few of our lodging properties. The nature of our responsibilities under our management agreements to manage each hotel and enforce the standards required for our brands under both management and franchise agreements may, in some instances, be subject to interpretation and may give rise to disagreements. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential hotel owners and joint venture partners but have not always been able to do so. Failure to resolve such disagreements has in the past resulted in litigation, and could do so in the future.

Our ability to grow our management and franchise systems is subject to the range of risks associated with real estate investments.

Our ability to sustain continued growth through management or franchise agreements for new hotels and the conversion of existing facilities to managed or franchised Marriott brands is affected, and may potentially be limited, by a variety of factors influencing real estate development generally. These include site availability, financing, planning, zoning and other local approvals and other limitations that may be imposed by market and submarket factors, such as projected room occupancy, changes in growth in demand compared to projected supply, territorial restrictions in our management and franchise agreements, costs of construction and anticipated room rate structure.

We depend on capital to buy and maintain hotels, and we may be unable to access capital when necessary.

In order to fund new hotel investments, as well as refurbish and improve existing hotels, both Marriott and current and potential hotel owners must periodically spend money. The availability of funds for new investments and maintenance of existing hotels depends in large measure on capital markets and liquidity factors over which we can exert little control. Our ability to recover loan and guarantee advances from hotel operations or from owners through the proceeds of hotel sales, refinancing of debt or otherwise may also affect our ability to recycle and raise new capital.

In the event of damage to or other potential losses involving properties that we own, manage or franchise, potential losses may not be covered by insurance.

We have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit both the scope of property and liability insurance coverage that we can obtain and our ability to obtain coverage at reasonable rates. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, that may be uninsurable or may be too expensive to justify insuring against. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, we may carry insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of our lost investment or that of hotel owners or in some cases could also result in certain losses being totally uninsured. As a result, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for guarantees, debt or other financial obligations related to the property.

Risks relating to acts of God, terrorist activity and war could reduce the demand for lodging, which may adversely affect our revenues.

Acts of God, such as natural disasters and the spread of contagious diseases, in locations where we own, manage or franchise significant properties and areas of the world from which we draw a large number of customers can cause a decline in the level of business and leisure travel and reduce the demand for lodging. Wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife and geopolitical uncertainty can have a similar effect. Any one or more of these events may reduce the overall demand for hotel rooms, timeshare units and corporate apartments or limit the prices that we are able to obtain for them, both of which could adversely affect our revenues.

Increasing use of third-party internet reservation services may adversely impact our revenues.

Some of our hotel rooms are booked through internet travel intermediaries serving both the leisure and, increasingly, the corporate travel sectors. While Marriott’s Look No Further Best Rate Guarantee has greatly reduced the ability of these internet travel intermediaries to undercut the published rates of Marriott hotels, these internet travel intermediaries continue their attempts to commoditize hotel rooms by aggressively marketing to price-sensitive travelers and corporate accounts and increasing the importance of general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their travel services rather than to our lodging brands. Although we expect to continue to maintain and even increase the strength of our brands in the online marketplace, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be harmed.

Changes in privacy law could adversely affect our ability to market our products effectively.

Our timeshare business, and to a lesser extent our lodging segments, rely on a variety of direct marketing techniques, including telemarketing and mass mailings. Recent initiatives, such as the National Do Not Call Registry and various state laws regarding marketing and solicitation, including anti-spam legislation, have created some concern about the continuing effectiveness of telemarketing and mass mailing techniques and could force further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of timeshare units and other products. We also obtain lists of potential customers from travel service providers with whom we have substantial relationships and market to some individuals on these lists directly. If the acquisition of these lists were outlawed or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

Operating risks at our synthetic fuel operations could reduce the tax benefits generated by those facilities.

We own an interest in four synthetic fuel production facilities. Section 29 of the Internal Revenue Code provides tax credits for the production and sale of synthetic fuels produced from coal through 2007. Although our synthetic fuel facilities incur significant losses, those losses are more than offset by the tax credits generated under Section 29, which reduce our income tax expense. Problems related to supply, production and demand at any of the synthetic fuel facilities, the power plants and other end users that buy synthetic fuel from the facilities or the coal mines from which the facilities buy coal could diminish the productivity of our synthetic fuel operations and adversely impact the ability of those operations to generate tax credits. In addition, if our businesses do not generate sufficient profits, we might suffer losses associated with generating tax credits that we were unable to utilize.

An adverse decision by the IRS with respect to the placed-in-service date of three of our synthetic fuel facilities could increase our tax liabilities.

In July 2004, IRS field auditors challenged the placed-in-service dates of three of our four synthetic fuel facilities. One of the conditions to qualify for tax credits under Section 29 of the Internal Revenue Code is that the production facility must have been placed in service before July 1, 1998. If this issue is ultimately resolved against us, we could be prevented from realizing projected future tax credits and have to reverse previously utilized credits, requiring payment of substantial additional taxes. Since acquiring the plants, we have recognized approximately $482 million of tax credits from all four plants through March 25, 2005. The tax credits recognized through March 25, 2005, associated with the three facilities in question totaled approximately $376 million.

High oil prices in 2005 and beyond could reduce or eliminate the tax credits generated by our synthetic fuel facilities.

The tax credits available under Section 29 of the Internal Revenue Code for the production and sale of synthetic fuel produced in any given year are phased out if the Reference Price of a barrel of oil for that year falls within a specified, inflation-adjusted price range. The “Reference Price” of a barrel of oil is an estimate of the annual average wellhead price per barrel of domestic crude oil and is determined for each calendar year by the Secretary of the Treasury by April 1 of the following year. In 2003 and 2004, the Reference Price was roughly $3.43 and $4.72 lower, respectively, than the average price for those years of the benchmark NYMEX futures contract for a barrel of light, sweet crude oil for those years. The price range within which the credit is phased-out was set in 1980 and is adjusted annually for inflation. In 2004, the phase-out range was $51.35 to $64.47. Because the Reference Price of a barrel of oil for 2004 was below that range, at $36.75, there was no reduction of the tax credits available for synthetic fuel produced and sold in 2004. We cannot predict with any accuracy the future price of a barrel of oil. If the Reference Price of a barrel of oil in 2005 or future years exceeds the applicable phase-out threshold for those years, the tax credits generated by our synthetic fuel facilities in those years could be reduced or eliminated and we could be required to reimburse our joint venture partner for excess earn-out payments and capital contributions received with respect to those years, which would have a negative impact on our financial statements.

We depend on cash flow of our subsidiaries to make payments on our securities.

Marriott International, Inc. is in part a holding company. Our subsidiaries conduct a significant percentage of our consolidated operations and own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or preferred stock dividends or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. Our debt securities and any preferred stock we may issue effectively will rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. The indenture under which the notes will be issued does not limit the amount of unsecured debt which our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt and enter into sale and leaseback transactions, subject to certain limitations. See “Description of the Series F Notes - Certain Covenants”.

A liquid trading market for the notes may not develop.

There has not been an established trading market for the notes. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

Forward-looking statements may prove inaccurate.

We have made forward-looking statements that are subject to risks and uncertainties in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You should note that many factors, some of which are discussed elsewhere in this document, could affect future financial results and could cause those results to differ materially from those expressed in our forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of notes, after deducting the underwriting discount and estimated expenses of this offering, will be approximately $         million. We intend to use these net proceeds for general corporate purposes, including working capital, capital expenditures, acquisitions, stock repurchases and repayment of any outstanding commercial paper borrowings. We had no outstanding commercial paper borrowings at March 25, 2005, and commercial paper borrowings of approximately $145.0 million with a weighted average interest rate of 3.15% at June 7, 2005. Pending this application of the proceeds of the notes, we intend to invest the net proceeds in short term investment grade securities.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is as follows:

First Fiscal Quarter		Fiscal Year
2005	2004	2004	2003	2002	2001	2000
4.4x	4.5x	4.7x	3.6x	3.2x	2.4x	4.0x

In calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and minority interest (i) plus (income)/loss for equity method investees, fixed charges, distributed income of equity method investees and minority interest in pre-tax loss (ii) minus interest capitalized. Fixed charges represent interest (including amounts capitalized) and that portion of rental expense deemed representative of interest.

CAPITALIZATION

(in millions)

The following table sets forth, as of March 25, 2005, (1) our historical short-term borrowings, long term debt and capitalization and (2) such amounts as adjusted for the issuance of the notes we are offering.

This data, which is unaudited, should be read along with our consolidated financial statements and the notes thereto appearing in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus.

	As of March 25, 2005
	Historical	As Adjusted
Indebtedness:
Short-term borrowings	$489	$489

Long-term debt
Notes offered hereby, net	—	300
Senior notes	592	592
Other	243	243

Total long-term debt	835	1,135

Total indebtedness	1,324	1,624

Shareholders’ equity:
Class A common stock, 800.0 million shares authorized, 255.6 million shares issued and 223.7 million shares outstanding	3	3
Additional paid-in capital	3,479	3,479
Retained earnings	2,055	2,055
Deferred compensation	(182)	(182)
Treasury stock, at cost	(1,430)	(1,430)
Accumulated other comprehensive income	7	7

Total shareholders’ equity	3,932	3,932

Total capitalization	$5,256	$5,556

DESCRIPTION OF THE SERIES F NOTES

The following discussion of the terms of the notes supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the notes.

General

The notes will be our general unsecured and senior obligations and will be limited to $300,000,000 aggregate principal amount. The notes will mature on June         , 2012. The notes will rank equally with all of our other unsecured and unsubordinated debt. We will issue the notes under the indenture referred to in the accompanying prospectus. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture. JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, will act as trustee under the indenture. The notes will bear interest at a rate of         % per annum from June         , 2005. We will pay interest on the notes on                  and                  of each year, beginning                     , 2005, to the person listed as the holder of the note, or any predecessor note, in the security register at the close of business on the preceding                 or                 , as the case may be. These dates are the “regular record dates” referred to in the accompanying prospectus.

The notes are subject to full defeasance and covenant defeasance. Defeasance may be accomplished in the manner described under the heading “Description of Debt Securities We May Offer—Defeasance” in the accompanying prospectus.

Marriott International, Inc. is a legal entity separate and distinct from its subsidiaries. Our subsidiaries are not obligated to make required payments on the notes. Accordingly, Marriott’s rights and the rights of holders of the notes to participate in any distribution of the assets or income from any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary. The indenture under which the notes will be issued does not limit the amount of unsecured debt which our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt and enter into sale and leaseback transactions, subject to the limitations described under “Description of Debt Securities We May Offer—Certain Covenants” in the accompanying prospectus.

The notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

Redemption at Our Option

We may, at our option, redeem the notes in whole or in part at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, and

•	as determined by the Independent Investment Banker, the sum of the present values of the principal amount of, and remaining scheduled payments of interest on, the notes to be redeemed (not including any interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 15 basis points plus accrued interest to the redemption date for the notes.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding the redemption date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

•	if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated and its successors, unless it ceases to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Book-Entry System

We will issue the notes in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, also referred to as DTC. DTC will act as the depositary. The notes will be registered in the name of DTC or its nominee.

Ownership of beneficial interests in a global note will be limited to institutions that have accounts with DTC, known as participants, and to persons that may hold interests through DTC participants. Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for such global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect. You will not receive written confirmation from DTC of your purchase of the notes. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include:

•	securities brokers and dealers, including the underwriters;

•	banks;

•	trust companies;

•	clearing corporations; and

•	certain other organizations, some of which or their representatives, own DTC.

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system.

Principal and interest payments on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

•	any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a global note held through such participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to such beneficial ownership interests.

DTC has advised us that upon receipt of any payment of principal of or interest on a note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective holdings shown on DTC’s records. The underwriters will initially designate the accounts to be credited.

Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants.

A global note can only be transferred:

•	as a whole by DTC to one of its nominees;

•	as a whole by a nominee of DTC to DTC or another nominee of DTC; or

•	as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.

Notes represented by a global note can be exchanged for definitive notes in registered form only if:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue as the depositary for such global note;

•	we in our sole discretion determine that such global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

•	an event of default with respect to the notes represented by such global note has occurred and is continuing.

A global note that can be exchanged for a definitive note under the preceding sentence will be exchanged for definitive notes that are issued in authorized denominations in registered form for the same aggregate amount. Such definitive notes will be registered in the names of the owners of the beneficial interests in such global notes as directed by DTC.

Except as provided above, (1) owners of beneficial interests in such global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of the notes for any purpose under the indenture and (2) no notes represented by a global note will be exchangeable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC, and if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture or such global note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

DTC and the underwriters have informed us that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take such action and (2) such participants would authorize the beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has provided the following information to us. DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Same-Day Settlement

Settlement for the notes will be made by the underwriters in immediately available funds. The notes will trade in the DTC settlement system until maturity or until definitive notes are issued. DTC will require secondary trading activity in the notes to be settled in immediately available funds.

UNDERWRITING

General

We intend to offer the notes through the underwriters. Subject to the terms and conditions contained in an underwriting agreement and the related terms agreement among us and each of the underwriters named below, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$
Banc of America Securities LLC.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Greenwich Capital Markets, Inc.
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
Credit Suisse First Boston LLC.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC.
The Williams Capital Group, L.P.

Total		$300,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel and certain other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify such offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of         % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of         % of the principal amount of the notes to other dealers.

After the initial public offering, the public offering price, concession and discount may be changed. The expenses of the offering, not including the underwriting discount, are estimated to be $100,000 and will be payable by us.

No Sales of Similar Securities

We have agreed not to, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, directly or indirectly, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any debt securities of or guaranteed by us or any securities convertible into or exercisable or exchangeable for debt securities of or guaranteed by us or file any registration statement under the Securities Act with respect to any of the foregoing for a period from June        , 2005 through the date the notes are delivered; provided, however, we may at any time and from time to time issue commercial paper and borrow funds under our existing credit facilities.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be a liquid trading market for the notes or that an active public market for the notes will develop.

If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes.

In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. An affiliate of Lehman Brothers Inc. acts as a dealer for our commercial paper program. Each of the underwriters or one of their affiliates, other than The Williams Capital Group, L.P., is a lender under our revolving credit agreement.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by our Law Department. Certain legal matters relating to the notes offered hereby will be passed upon for the underwriters by DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland. DLA Piper Rudnick Gray Cary US LLP has represented and continues to represent us from time to time in other matters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in the registration statements. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and can obtain copies of these materials from the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed two registration statements and related exhibits with the SEC under the Securities Act. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statements and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 25, 2005;

•	Our Current Reports on Form 8-K dated March 14, May 10, May 19 and June 8, 2005;

•	Our Proxy Statement filed on March 31, 2005; and

•	Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Marriott International, Inc.

Marriott Drive, Department 52/862

Washington, D.C. 20058

(301) 380-3000

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with other information.

PROSPECTUS

MARRIOTT INTERNATIONAL, INC.

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

We may from time to time sell up to $500,000,000 aggregate initial offering price of our debt securities, common stock or preferred stock. The debt securities may consist of debentures, notes or other types of debt. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

Investing in these securities involves risks. See “ Risk Factors” on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

January 17, 2001

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

ABOUT THIS PROSPECTUS

This prospectus is part of two registration statements that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the debt securities, common stock, or preferred stock described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the next heading “Where You Can Find More Information.”

To see more detail, you should read the exhibits filed with our registration statements.

As used in this prospectus, unless the context requires otherwise, “we,” “us,” or “Marriott” means Marriott International, Inc. and its predecessors and consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed two registration statements and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statements and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 1999;

•	Our amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 24, 2000.

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 16 and September 8, 2000;

•	Our Current Report on Form 8-K dated March 27, 2000;

•	Our Proxy Statement filed on March 23, 2000; and

•	Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we stop offering securities (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC).

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Marriott International, Inc.

Marriott Drive, Department 52/862

Washington, D.C. 20058

(301) 380-3000

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are based on the beliefs and assumptions of our management, and on information currently available to our management. Forward-looking statements include the information about our possible or assumed future results of operations and statements preceded by, followed by or that include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to unduly rely on any forward-looking statements.

You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus and the documents incorporated in this prospectus by reference, could cause results to differ materially from those expressed in such forward-looking statements:

•	competition within each of our business segments;

•	the balance between supply of and demand for hotel rooms, timeshare units and senior living accommodations; our continued ability to obtain new operating contracts and franchise agreements;

•	our ability to develop and maintain positive relations with current and

•	potential hotel and senior living community owners;

•	the effect of international, national and regional economic conditions;

•	the availability of capital to allow us and potential hotel and senior living community owners to fund investments;

•	the effect that internet hotel reservation channels may have on the rates that we are able to charge for hotel rooms; and

•	other risks described from time to time in our filings with the SEC.

RISK FACTORS

Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors together with all other information included in this prospectus before you decide to invest in our securities.

Risks concerning the lodging business may impact our revenue and growth

The lodging business involves unique operating risks. Our largest business is lodging. Our lodging properties are subject to operating risks that may adversely impact our revenue. These risks include, among others:

•	changes in general economic conditions, which can adversely affect the level of business and pleasure travel, and therefore the demand for lodging and related services;

•	cyclical over-building in one or more sectors of the hotel industry and/or in one or more geographic regions, which could lead to excess supply compared to demand, and a decrease in hotel occupancy and/or room rates;

•	restrictive changes in zoning, land use, health, safety and environmental laws, rules and regulations;

•	our inability to obtain adequate property and liability insurance to protect against losses or to obtain such insurance at reasonable rates; and

•	changes in travel patterns.

Competition in the lodging business may affect our ability to grow. We compete for hotel management, franchise and acquisition opportunities with other managers, franchisors and owners of hotel properties, some of which may have greater financial resources than we do. These competitors may be able to accept more risk than we can prudently manage. Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to us, and increase the bargaining power of property owners seeking to engage a manager, become a franchisee or sell a hotel property. Our operational and growth prospects are also dependent on the strength and desirability of our lodging brands, the ability of our franchisees to generate revenues and profits at properties they franchise from us and our ability to maintain positive relations with our employees.

We may have conflicts of interest with Host Marriott Corporation and Crestline Capital Corporation

We manage or franchise a large number of full service, luxury, limited service and extended stay hotels and senior living communities that are owned, controlled or leased by Host Marriott Corporation and its former subsidiary, Crestline Capital Corporation, we guarantee certain Host Marriott obligations and we also own through an unconsolidated joint venture with an affiliate of Host Marriott, two partnerships which own 120 Courtyard by Marriott hotels. We continue to manage the 120 hotels under long-term agreements. The joint venture is financed with equity contributed in equal shares by us and an affiliate of Host Marriott and approximately $200 million in mezzanine debt provided by us.

We may have conflicts of interest with Host Marriott or Crestline because our Chairman and Chief Executive Officer, J.W. Marriott, Jr., and his brother, Richard E. Marriott, who is Chairman of Host Marriott, have significant stockholdings in, and are directors of, both Marriott International and Host Marriott. In addition, J.W. Marriott, Jr. and Richard E. Marriott have significant holdings in Crestline and

John W. Marriott III, the son of J.W. Marriott, Jr. and a Marriott employee, is a director of Crestline. Circumstances may occur on which Host Marriott’s or Crestline’s interests could be in conflict with your interests as a holder of our securities, and Host Marriott or Crestline may pursue transactions that present risks to you as a holder of our securities. We cannot assure you that any such conflicts will be resolved in your favor. Our transactions with Host Marriott and Crestline are described in more detail in the notes to our Consolidated Financial Statements, which we filed with the SEC as part of our Annual Report on Form 10-K for the year ended December 31, 1999. See “Where You Can Find More Information” on page 3.

The availability and price of capital may affect our ability to grow

Our ability to sell properties that we develop, and the ability of hotel developers to build or acquire new Marriott branded properties, both of which are important components of our growth plans, are to some extent dependent on the availability and price of capital. We are monitoring the status of the capital markets, which are volatile, and continually evaluate the effect, if any, that capital market conditions may have on our ability to execute our announced growth plans. If this analysis demonstrates that our growth plans should be modified, new plans which provide for reduced or more limited growth may be necessary.

We depend on arrangements with others to grow

Our present growth strategy for development of additional lodging and senior living facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott, Crestline and New World Development Company Limited. We cannot assure you that any of our current strategic arrangements will continue, or that we will be able to enter into future collaborations, in which case our ability to continue to grow could be constrained.

Contract terms for new units may be less favorable

The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of our lodging facilities and retirement communities are influenced by contract terms offered by our competitors at the time these agreements are entered into. Accordingly, we cannot assure you that contracts entered into or renewed in the future will be on terms that are as favorable to us as those under our existing agreements.

We may fail to compete effectively and lose business

We generally operate in markets that contain numerous competitors and our continued success depends, in large part, upon our ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities. If we fail to compete effectively, our revenues and profitability will suffer.

Changes in supply and demand in our industries may adversely affect us

The lodging industry may be adversely affected by (1) supply additions, (2) international, national and regional economic conditions, (3) changes in travel patterns, (4) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and (5) the availability of capital to allow us and potential hotel and retirement community owners to fund investments. Our timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, we cannot assure you that the present level of demand for timeshare intervals and senior living communities will continue, or that there will not be an increase in the supply of competitive units, which could reduce the prices at which we are able to sell or rent units.

Increasing use of internet reservation channels may decrease loyalty to our brands or otherwise adversely affect us

A growing percentage of our hotel rooms are booked through internet travel intermediaries such as Expedia, Travelocity and Priceline. These intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to commoditize hotel rooms, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations systems rather than to our lodging brands. If this happens our business and profitability may be significantly harmed.

We are subject to restrictive debt covenants

Our existing debt agreements contain covenants that limit our ability to, among other things, borrow additional money, pay dividends, sell assets or engage in mergers. If we do not comply with these covenants, or do not repay our debt on time, we would be in default under our debt agreements. Unless any such default is waived by our lenders, the debt could become immediately payable and this could have a material adverse impact on us.

We depend on cash flow of our subsidiaries to make payments on our securities

We are in part a holding company. Our subsidiaries conduct a significant percentage of our consolidated operations and own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depends in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or preferred stock dividends or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. Our debt securities and any preferred stock we may issue effectively will rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. The indenture that governs our debt securities does not limit the amount of unsecured debt which our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt and enter into sale and leaseback transactions, subject to certain limitations. See “Description of the Debt Securities We May Offer—Certain Covenants” on page 18

A liquid trading market for our debt securities and preferred stock may not develop

There has not been an established trading market for our debt securities or preferred stock. The liquidity of any market for debt securities or preferred stock will depend upon the number of holders of those securities, our performance, the market for similar securities, the interest of securities dealers in making a market in those securities and other factors. A liquid trading market may not develop for any debt securities or preferred stock we may issue.

Anti-takeover provisions may prevent a change in control

Our restated certificate of incorporation, our shareholder’s rights plan, and the Delaware General Corporation Law each contain provisions that could have the effect of making it more difficult for a party to acquire, and may discourage a party from attempting to acquire, control of our company without approval of our board of directors. These provisions could discourage tender offers or other bids for our common stock at a premium over market price.

Forward-Looking Statements May Prove Inaccurate

We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this document, could affect future financial results and could cause those results to differ materially from those expressed in our forward-looking statements contained in this prospectus. See “Forward-Looking Statements” on page 5.

THE COMPANY

We are one of the world’s leading hospitality companies. We are a worldwide operator and franchisor of hotels and senior living communities. Our portfolio of twelve lodging brands—from luxury to economy to extended stay to vacation timesharing—is the broadest of any company in the world. Consistent with our focus on management and franchising, we own very few of our lodging properties. Our Senior Living Services unit develops and operates senior living communities offering independent living, assisted living and skilled nursing care for seniors. Operating under the name Marriott Distribution Services, we supply food and related products to our domestic hotels and senior living communities and to external domestic customers through our high-volume distribution centers. Marriott Distribution Services is one of the largest limited line food service distributors in the United States.

Formation of “New” Marriott International—Spin-off in March 1998. We became a public company in March 1998, when we were “spun off” as a separate entity by the company formerly named “Marriott International, Inc.” We refer to the “former” Marriott International as “Old Marriott”. Our company—the “new” Marriott International—was formed to conduct the lodging, senior living and distribution services businesses formerly conducted by Old Marriott. Old Marriott, now called Sodexho Marriott Services, Inc., is a provider of food service and facilities management in North America.

Other Companies with the “Marriott” Name. In addition to us and Sodexho Marriott Services, Inc., there is one other public company with “Marriott” in its name: Host Marriott Corporation (a lodging real estate investment trust, most of whose properties we manage). Sodexho Marriott Services and Host Marriott each have their own separate management, businesses and employees. Each company’s board of directors is comprised of different persons, except that J.W. Marriott, Jr., our Chairman and Chief Executive Officer, his brother, Richard E. Marriott, Chairman of Host Marriott, and William J. Shaw, our President and Chief Operating Officer and one of our directors, are each directors of more than one Marriott company. Members of the Marriott family continue to own stock in us, in Sodexho Marriott Services, and in Host Marriott.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that we will use any net proceeds for general corporate purposes, which may include repayment of existing debt, working capital, capital expenditures, acquisitions and stock repurchases. We will set forth in the prospectus supplement our intended use for the net proceeds received from any sale of securities. Pending the use of the net proceeds, we expect to invest these proceeds in short-term interest-bearing instruments or other debt securities or to reduce indebtedness under our commercial paper program or bank credit lines.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is as follows:

36 Weeks Ended September 8, 2000	Fiscal Year
	1999	1998	1997	1996	1995
4.4x	5.0x	7.1x	7.2x	5.8x	6.9x

In calculating the ratio of earnings to fixed charges, earnings represent net income plus taxes on such income; undistributed (income)/loss for less than 50% owned affiliates; fixed charges; and distributed income of equity method investees; minus interest capitalized. Fixed charges represent interest (including amounts capitalized), that portion of rental expense deemed representative of interest, and a share of interest expense of certain equity method investees.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

As required by Federal law for all publicly offered bonds and notes, the debt securities described in this prospectus are governed by a document called the “Indenture”. The Indenture is a contract between us and The Chase Manhattan Bank, which acts as Trustee. We may issue as many distinct series of debt securities under the Indenture as we wish. This section summarizes terms of the debt securities that are common to all series. Most of the financial terms and other specific terms of your series of debt securities will be described in the prospectus supplement that will be attached to the front of this prospectus. Those terms may vary from the terms described here. The prospectus supplement may also describe special Federal income tax consequences of the debt securities.

The Indenture and its associated documents contain the full legal text of the matters described in this section. The Indenture and the debt securities are governed by New York law. A copy of the Indenture has been filed with the SEC. See “Where You Can Find More Information” on page 3 for information on how to obtain a copy.

Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in the prospectus supplement, such sections or defined terms are incorporated by reference here or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement.

CONVERSION RIGHTS

The terms and conditions, if any, upon which the debt securities are convertible into common or preferred stock will be set forth in the prospectus supplement. The terms will include whether the debt securities are convertible into common or preferred stock, the conversion price (or its manner of calculation), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the debt securities.

THE TRUSTEE

The Trustee under the Indenture has two main roles. First, the Trustee can enforce your rights against us if we default on our obligations under our debt securities. There are some limitations on the extent to which the Trustee acts on your behalf, described later on page 23 under “-Remedies If an Event of Default Occurs”.

Second, the Trustee performs administrative duties for us, such as sending you interest payments, sending you notices and transferring your debt securities to a new buyer if you sell.

LEGAL OWNERSHIP

“Street Name” and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal Holders of debt securities. This is called holding in “Street Name.” Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments, on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold debt securities in “Street Name,” you should check with your own institution to find out:

•	How it handles securities payments and notices.

•	Whether it imposes fees or charges.

•	How it would handle voting if ever required.

•	Whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct Holder as described below.

•	How it would pursue rights under the debt securities if there were a default or other event triggering the need for Holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to Persons who are registered as Holders of debt securities. We do not have obligations to you if you hold in “Street Name” or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of Global Securities as described below. For example, once we make payment to the registered Holder, we have no further responsibility for the payment if that Holder is legally required to pass the payment along to you as a “Street Name” customer but does not do so.

Global Securities

What is a Global Security? A Global Security is a special type of indirectly held Security, as described above under “Street Name’ and Other Indirect Holders”. If we choose to issue debt securities in the form of Global Securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Security be registered in the name of a financial institution we select and by requiring that the debt securities included in the Global Security not be transferred to the name of any other direct Holder unless the special circumstances described below occur. The financial institution that acts as the sole direct Holder of the Global Security is called the “Depositary”. Any person wishing to own a Security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the Depositary. The Prospectus Supplement indicates whether your series of debt securities will be issued only in the form of Global Securities.

Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a Holder of debt securities and instead deal only with the Depositary that holds the Global Security.

An investor should be aware that if debt securities are issued only in the form of Global Securities:

•	The investor cannot get debt securities registered in his or her own name.

•	The investor cannot receive physical certificates for his or her interest in the debt securities.

•	The investor will be a “Street Name” Holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities. See “Street Name’ and Other Indirect Holders” on page 13.

•	The investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	The Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security. We and the Trustee also do not supervise the Depositary in any way.

•	Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds. This difference could have some effect on how Global Security interests trade, but we do not know what that effect will be.

Special Situations When Global Security Will Be Terminated. In a few special situations described below, the Global Security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in “Street Name” will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name, so that they will be direct Holders. The rights of “Street Name” investors and direct Holders in the debt securities have been previously described in the subsections entitled “Street Name’ and Other Indirect Holders” and “Direct Holders” on page 13.

The special situations for termination of a Global Security are:

•	When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary.

•	When an Event of Default on the debt securities has occurred and has not been cured. We discuss defaults below under “Events of Default” on page 22.

•	The prospectus supplement may also list additional situations for terminating a Global Security that would apply only to the particular series of debt securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not we or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct Holders. (Sections 204 and 305).

In the remainder of this description “you” means direct Holders and not “Street Name” or other indirect holders of debt securities. Indirect holders should read the previous subsection on page 13 entitled “Street Name’ and Other Indirect Holders”.

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

•	Your rights under several special situations, such as if we merge with another company or, if we want to change a term of the debt securities;

•	Promises we make to you about how we will run our business, or business actions we promise not to take (known as “restrictive covenants”); and

•	Your rights if we default or experience other financial difficulties.

ADDITIONAL MECHANICS

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form

•	without interest coupons

•	in denominations that are even multiples of $1,000. (Section 302)

You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an “exchange.”

You may exchange or transfer debt securities at the office of the Trustee. The Trustee acts as our agent for registering debt securities in the names of Holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered Holders is called the “Security Registrar.” It will also perform transfers. (Section 305) You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar is satisfied with your proof of ownership.

If we have designated additional transfer agents, they are named in the Prospectus Supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of Holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Security being partially redeemed. (Section 305)

Payment and Paying Agents

We will pay interest to you if you are a direct Holder listed in the Trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the “Regular Record Date” and is stated in the Prospectus Supplement. (Section 307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered Holder on the Regular Record Date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called “accrued interest”.

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the Trustee in Dallas, Texas. That office is currently located at 1201 Main Street, 18th Floor, Dallas, Texas 75202. You may elect to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

“Street Name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the Trustee’s corporate trust office. These offices are called “Paying Agents”. We may also choose to act as our own Paying Agent. We must notify you of changes in the Paying Agents for any particular series of debt securities. (Section 1002)

Notices

We and the Trustee will send notices regarding the debt securities only to direct Holders, using their addresses as listed in the Trustee’s records. (Sections 101 and 106)

Regardless of who acts as Paying Agent, all money paid by us to a Paying Agent that remains unclaimed at the end of two years after the amount is due to direct Holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the Trustee, any other Paying Agent or anyone else. (Section 1003)

SPECIAL SITUATIONS

Mergers and Similar Events

We are generally permitted to consolidate or merge with another company or entity. We are also permitted to sell substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

Where we merge out of existence or sell substantially all of our assets, the other entity may not be organized under a foreign country’s laws (that is, it must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law) and it must agree to be legally responsible for the debt securities.

The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and not been cured, as described later on page 22 under “-What is An Event of Default” A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called “Liens”, as discussed later on page 18 under “—Certain Covenants-Restrictions on Liens”. If a merger or other transaction would create any Liens on our property, we must comply with that covenant. We would do this either by deciding that the Liens were permitted, or by following the requirements of the covenant to grant an equivalent or higher-ranking Lien on the same property to you and the other direct Holders of the debt securities entitled to that protection. (Section 801)

Modification and Waiver

There are three types of changes we can make to the Indenture and the debt securities.

Changes Requiring Your Approval. First, there are changes that we cannot make to the Indenture or your debt securities without your specific approval. We cannot do the following without your specific approval:

•	change the Stated Maturity of the principal or interest on a Security;

•	reduce any amounts due on a Security;

•	reduce the amount of principal payable upon acceleration of the Maturity of a Security following a default;

•	change the place or currency of payment on a Security;

•	impair your right to sue for payment;

•	reduce the percentage of Holders of debt securities whose consent is needed to modify or amend the Indenture;

•	reduce the percentage of Holders of debt securities whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the Indenture (Section 902)

Changes Requiring a Majority or 50% Vote. Second, there are changes that we cannot make to the Indenture or the debt securities without a vote in favor by Holders of debt securities owning not less than 50% of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect Holders of the debt securities. A majority vote would be required for us to obtain a waiver of all or part of the covenants described below, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the debt securities listed in the first category described above under “-Changes Requiring Your Approval” unless we obtain your individual consent to the waiver. (Section 513)

Changes Not Requiring Approval. The third type of change does not require any vote by Holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect Holders of the debt securities. (Section 901)

Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a Security:

•	For Original Issue Discount Securities, we will use the principal amount that would be due and payable on the voting date if the Maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that Security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

•	Debt securities will not be considered Outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described below on pages 20 and 21 under “-Full Defeasance”. (Section 101)

We will generally be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding debt securities that are entitled to vote or take other action under the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If we or the Trustee set a record date for a vote or other action to be taken by Holders that vote or action may be taken only by persons who are Holders of Outstanding debt securities on the record date and must be taken within 180 days following the record date or another shorter period that we may specify (or as the Trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the Indenture or the debt securities or request a waiver.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event of a change in control of our company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect Holders of debt securities.

CERTAIN COVENANTS

Restrictions on Liens. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and any other Holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called “Liens.” Neither Marriott International, Inc. nor its Restricted Subsidiaries will place a Lien on any of our Principal Properties, or on any shares of stock or debt of any of our Restricted Subsidiaries, to secure new debt unless we grant an equivalent or higher-ranking Lien on the same property to you and any other Holders of the debt securities. (Section 1008)

However, we do not need to comply with this restriction if the amount of all debt that would be secured by Liens on Principal Properties (including the new debt and all “Attributable Debt”, as described under “Restriction on Sales and Leasebacks” below, that results from a sale and leaseback transaction involving Principal Properties) is less than the greater of $400 million or 10% of our Consolidated Net Assets.

This Restriction on Liens also does not apply to certain types of Liens, and we can disregard these Liens when we calculate the limits imposed by this restriction. We may disregard a Lien on any Principal Property or on any shares of stock or debt of any Restricted Subsidiary if:

•	the Lien existed on the date of the Indenture, or

•	the Lien existed at the time the property was acquired or at the time an entity became a Restricted Subsidiary, or

•	the Lien secures Debt that is no greater than the Acquisition Cost, or

•	the Cost of Construction on a Principal Property or Restricted Subsidiary (if the Lien is created no later than 24 months after such acquisition or completion of construction), or

•	the Lien is in favor of us or any Subsidiary, or

•	the Lien is granted in order to assure our performance of any tender or bid on any project (and other similar Liens).

Subject to certain limitations, we may also disregard any Lien that extends, renews or replaces any of these types of Liens.

We and our subsidiaries are permitted to have as much unsecured debt as we may choose and except as provided in this Restriction on Liens, the Indenture does not contain provisions that would afford protection to you in the event of a highly leveraged transaction involving our company.

Restrictions on Sales and Leasebacks. We promise that neither we nor any of our Restricted Subsidiaries will enter into any sale and leaseback transaction involving a Principal Property, unless we comply with this covenant. A “sale and leaseback transaction” generally is an arrangement between us or a Restricted Subsidiary and any lessor (other than the Company or a Subsidiary) where we or the Restricted Subsidiary lease a Principal Property for a period in excess of three years, if such property was or will be sold by us or such Restricted Subsidiary to that lender or investor.

We can comply with this promise in either of two different ways. First, we will be in compliance if we or a Restricted Subsidiary could grant a Lien on the Principal Property in an amount equal to the Attributable Debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking Lien to you and the other Holders of the debt securities under the Restriction on Liens described above. Second, we can comply if we retire an amount of Debt ranking on a parity with, or senior to, the debt securities, within 240 days of the transaction, equal to at least the net proceeds of the sale of the Principal Property that we lease in the transaction or the fair value of that property, whichever is greater. (Section 1009)

Certain Definitions Relating to our Covenants. Following are the meanings of the terms that are important in understanding the covenants previously described. (Section 101)

“Attributable Debt” means the total present value of the minimum rental payments called for during the term of the lease (discounted at the rate that the lessee could borrow over a similar term at the time of the transaction).

“Consolidated Net Assets” is the consolidated assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities (other than the current portion of long-term debt and Capitalized Lease Obligations) as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for borrowed money or any guarantee thereof.

“Restricted Subsidiary” means any Subsidiary:

•	organized and existing under the laws of the United States, and

•	the principal business of which is carried on within the United States of America, and

•	which either (1) owns or is a lessee pursuant to a capital lease of any real estate or depreciable asset which has a net book value in excess of 2% of Consolidated Net Assets, or (2) in which the investment of the Company and all its Subsidiaries exceeds 5% of Consolidated Net Assets.

The definition of a Restricted Subsidiary does not include any Subsidiaries principally engaged in our company’s timeshare or senior living services businesses, or the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof. The definition also does not include any Subsidiary formed or acquired after the date of the Indenture for the purpose of developing new assets or acquiring the business or assets of another person and which does not acquire all or any substantial part of our business or assets or those of any Restricted Subsidiary.

A “Subsidiary” is a corporation in which we and/or one or more of our other subsidiaries owns at least 50% of the voting stock, which is a kind of stock that ordinarily permits its owners to vote for the election of directors.

A “Principal Property” is any parcel or groups of parcels of real estate or one or more physical facilities or depreciable assets, the net book value of which exceeds 2% of the Consolidated Net Assets.

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the Prospectus Supplement. (Section 1301)

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other direct Holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could be required to recognize gain or loss on the debt securities you give back to us.)

•	We must deliver to the Trustee a legal opinion of our counsel confirming the tax law change or ruling described above. (Sections 1302 and 1304)

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the covenants in the series of debt securities for which such deposit is made. This is called “covenant defeasance”. In that event, you would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the affected series of debt securities. In order to achieve covenant defeasance, we must, among other things, do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct Holders of the affected series of debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on such series of debt securities on their various due dates.

•	We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on such series of debt securities any differently than if we did not make the deposit and just repaid such debt securities ourselves.

If we accomplish covenant defeasance, the following provisions of the Indenture with respect to the affected series of debt securities would no longer apply:

•	Our promises regarding conduct of our business previously described on pages 18 and 19 under “-Certain Covenants.”

•	The condition regarding the treatment of Liens when we merge or engage in similar transactions, as previously described on page 16 under “-Mergers and Similar Events”.

•	The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described later on page 22 under “-What Is an Event of Default?”.

If we accomplish covenant defeasance, you can still look to us for repayment of the affected series of debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the affected series of debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

DEFAULT AND RELATED MATTERS

Original Issue Discount

The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity. If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to these debt securities will be described in the applicable prospectus supplement.

Subordination

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of the debt securities means you are one of our unsecured creditors. The debt securities will effectively rank junior to all liabilities of our subsidiaries. The terms and conditions, if any, upon which subordinated securities of a series are subordinated to debt securities of other series or to our other indebtedness will described in the applicable prospectus supplement. These terms will include a description of the indebtedness ranking senior to the subordinated securities, the restrictions on payments to the holders of the subordinated securities while a default with respect to senior indebtedness is continuing, the restrictions, if any, on payments to the holders of the subordinated securities following an Event of Default, and provisions requiring holders of the subordinated securities to remit certain payments to holders of senior indebtedness. Debt securities which are not subordinated will rank equally with all our other unsecured and unsubordinated indebtedness.

Events of Default

You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

What Is An Event of Default? The term “Event of Default” means any of the following:

•	We do not pay the principal or any premium on a Security on its due date.

•	We do not pay interest on a Security within 30 days of its due date.

•	We remain in breach of a covenant described on page 18 or 19 or any other term of the Indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or Holders of 25% of the principal amount of debt securities of the affected series.

•	We or any Restricted Subsidiary default on other debt (excluding any non-recourse debt) which totals over $100 million (or 4% of our Consolidated Net Assets, whichever amount is greater) and the lenders of such debt shall have taken affirmative action to enforce the payment of such debt, and this repayment obligation remains accelerated for 10 days after we receive a notice of default as described in the previous paragraph.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur. (Section 501)

A payment default or other default under one series of notes may, but will not necessarily, cause a default to occur under any other series of notes issued under the Indenture.

Remedies If an Event of Default Occurs. If an Event of Default has occurred and has not been cured, the Trustee or the Holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities will be automatically accelerated, without any action by the Trustee or any Holder. A declaration of acceleration of maturity may be cancelled by the Holders of at least a majority in principal amount of the debt securities of the affected series. (Section 502)

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any Holders unless the Holders offer the Trustee reasonable protection from expenses and liability (called an “indemnity”). (Section 603) If reasonable indemnity is provided, the Holders of a majority in principal amount of the Outstanding debt securities of the affected series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority Holders may also direct the Trustee in performing any other action under the Indenture. (Section 512)

Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

•	The Holders of 25% in principal amount of all Outstanding debt securities of the affected series must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

•	The Trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity. (Section 507)

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after its due date. (Section 508)

“Street Name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and to make or cancel a declaration of acceleration.

We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the debt securities, or else specifying any default. (Section 1004)

Regarding the Trustee

The Chase Manhattan Bank is the Trustee, Security Registrar and Paying Agent under the Indenture. We have certain existing banking relationships with The Chase Manhattan Bank, including that one of its affiliates is a lender under our revolving credit facilities. In addition, Chase Securities Inc., an affiliate of The Chase Manhattan Bank, may be a purchaser of our securities.

If an Event of Default (or an event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded) occurs, the Trustee may be considered to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act of 1939. In that case, the Trustee may be required to resign as Trustee under the Indenture and we would be required to appoint a successor Trustee.

OUR COMMON STOCK

Our common stock (Class A Common Stock, $0.01 par value per share) is traded on the New York Stock Exchange, Chicago Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange under the symbol “MAR”. Each holder of our common stock is entitled to ten votes for each share registered in his or her name on our books on all matters submitted to a vote of stockholders. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of holders of any outstanding preferred stock, if any, in an election of directors the holders of a majority of shares of our common stock will be able to elect 100 percent of the directors to be elected.

RIGHTS AGREEMENT AND SERIES A JUNIOR PREFERRED STOCK

Each share of our common stock, including those that may be issued in an offering under this prospectus or upon the conversion or exercise of other securities offered under this prospectus, carries with it one preferred share purchase right. This type of arrangement is sometimes referred to as a “poison pill.” If the rights become exercisable, each right entitles the registered holder to purchase one one-thousandth of a share of our Series A Junior Preferred Stock (subject to adjustment as a result of certain events) at a fixed price. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right.

The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to take over our company. The rights are designed to protect the interests of our company and our shareholders against coercive takeover tactics. The rights are also designed to encourage potential acquirors to negotiate with our board of directors before attempting a takeover and to increase the ability of our board to negotiate terms of any proposed takeover that benefit our shareholders. The rights may, but are not intended to, deter takeover proposals that may be in the interests of our shareholders.

If issued, our Series A Junior Preferred Stock would generally not be available to the person or persons who acquired our common stock in certain takeover attempts. Our Series A Junior Preferred Stock would have significant preferential dividend, voting and liquidation rights over our common stock. However, unless the applicable prospectus supplement specifies otherwise, each series of preferred stock offered under this prospectus will rank senior to our Series A Junior Participating Preferred Stock as to the payment of dividends and any distribution of our assets.

For more information on our common stock, the rights and our Series A Junior Preferred Stock, see our Form 10 Registration Statement dated February 13, 1998 and the Amended and Restated Rights Agreement, dated as of August 9, 1999, between us and The Bank of New York, as Rights Agent, both of which we have filed with the SEC. See “Where You Can Find More Information” on page 3.

DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

Pursuant to our restated certificate of incorporation, our board of directors has the authority, without further shareholder action, to issue a maximum of 10,000,000 shares of preferred stock, without par value. As of December 29, 2000, 800,000 shares of our Series A Junior Participating Preferred Stock were reserved for issuance in connection with our stockholder rights plan and no shares of our Series A Junior Participating Preferred Stock were outstanding. Our stockholder rights plan provides certain protections to existing common stockholders in the event of a hostile takeover. Unless the applicable prospectus supplement specifies otherwise, each series of preferred stock offered under this prospectus will rank senior to our Series A Junior Participating Preferred Stock as to the payment of dividends and any distribution of our assets.

During the second quarter of 2000 we established an employee stock ownership plan to fund employer contributions to our profit sharing plan. We issued 100,000 shares of our special-purpose convertible preferred stock to the ESOP for $1.0 billion. This ESOP Preferred Stock has a stated value and liquidation preference of $10,000 per share and pays a quarterly dividend of one percent of the stated value. It is convertible into our Class A Common Stock at any time based on the amount of our contributions to the ESOP and the market price of the common stock on the conversion date, subject to certain caps and a floor price. We hold a note from the ESOP for the purchase price of the ESOP Preferred Stock. The shares of ESOP Preferred Stock are pledged as collateral for the repayment of the ESOP’s note and those shares are released from the pledge as principal on the note is repaid. Shares of ESOP Preferred Stock released from the pledge may be redeemed for cash based on the value of the common stock into which those shares may be converted. Principal and interest payments on the ESOP’s debt are expected to be forgiven periodically to fund contributions to the ESOP and release shares of ESOP Preferred Stock.

Our board of directors has broad authority to adopt one or more resolutions setting forth the terms and conditions of any series of preferred stock. If we offer a series of preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the terms of the applicable series, including:

•	the number of shares and designation or title;

•	the initial public offering price;

•	dividend rights, including the dividend rate or rates, or method of calculation, the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•	the voting rights, if any, which will apply;

•	the rights of the holders upon our dissolution or upon the distribution of our assets;

•	whether and upon what terms the shares will have a purchase, retirement or sinking fund;

•	whether and upon what terms the shares will be convertible; and

•	any other preferences, rights, limitations or restrictions of the series.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus through agents, through underwriters or dealers or directly to one or more purchasers.

Underwriters, dealers and agents that participate in the distribution of securities offered under this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the securities offered by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation (including underwriting discount) will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or at negotiated prices.

If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by institutions approved by us to purchase offered securities from us under contracts that provide for payment and delivery on a future date. These institutions may include:

•	commercial, investment and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

The institution’s obligations under these contracts are only subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the institution. The dealers and our agents will not be responsible for the validity or performance of these contracts.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those civil liabilities.

When we issue the securities offered by this prospectus (except for shares of common stock), they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give you any assurances about the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

To facilitate the offering of securities, persons participating in an offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities offered. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

LEGAL MATTERS

Our Law Department will pass upon the validity of any debt securities, preferred stock or common stock issued under this prospectus. Attorneys in our Law Department own shares of our common stock, and hold stock options, deferred stock and restricted stock awards under our 1998 Comprehensive Stock and Cash Incentive Plan and may receive additional awards under such plan in the future. Any underwriters will be represented by their own legal counsel.

INDEPENDENT PUBLIC ACCOUNTANTS

The annual financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this prospectus and registration statement in reliance upon the authority of said firm as experts in giving said reports.

$300,000,000

Marriott International, Inc.

% Series F Notes due 2012

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Banc of America Securities LLC

Barclays Capital

Citigroup

RBS Greenwich Capital

Scotia Capital

BNP PARIBAS

Credit Suisse First Boston

Lehman Brothers

Wachovia Securities

The Williams Capital Group, L.P.

June     , 2005